Fortrend Securities, Inc.

Statement of Financial Condition

June 30, 2022

Assets

Cash and cash equivalents	$	631,268
Commissions receivable		85,413
Cash deposit with clearing broker		100,000
Other receivables		40,224
Due from related parties, net of $112,892 allowance		532,970
Deferred tax asset		13,705
Total Assets	**$**	**1,403,580**

Liabilities and Stockholder's Equity

Accounts payable and accrued expense	$	4,000
Income tax payable		5,179
Due to related parties		146,674
Total Liabilities		**155,853**

Stockholder's Equity

Common stock (no par value; 6,000 shares authorized; 3,000 shares issued and outstanding)		281,787
Retained earnings		965,940
Total Stockholder's Equity		**1,247,727**
Total Liabilities and Stockholder's Equity	**$**	**1,403,580**